Filed by Banyan Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Banyan Acquisition Corporation

Commission File No. 001-41236

The following is a press release first made available on September 27, 2023.

Pinstripes Expands Senior Leadership Team, Hires Chief Financial Officer and Chief Marketing Officer in Advance of Public Listing

Appoints Tony Querciagrossa as Chief Financial Officer and Shannon Keller as Chief Marketing Officer

Publishes Updated Investor Presentation and Files Registration Statement on Form S-4 in Connection with its Proposed Business Combination with Banyan Acquisition Corp.

NORTHBROOK, Ill. – September 27, 2023 – Pinstripes, Inc. (“Pinstripes,” or “the Company”), a best-in-class experiential dining and entertainment brand combining bistro, bowling, bocce and private event space, today announced additions to its leadership team, including the appointments of Tony Querciagrossa as Chief Financial Officer (CFO) and Shannon Keller as Chief Marketing Officer (CMO), both reporting directly to the Company’s Founder and CEO, Dale Schwartz.

“We’re very excited to welcome both Tony and Shannon to the Pinstripes team at this exciting time in our history,” said Schwartz. “Experiential dining and entertainment is in the midst of robust expansion and we are uniquely positioned to capitalize on the significant whitespace opportunities. These two strategic C-Suite positions will play an integral role in delivering on our growth strategy of scaling our winning combination of delicious food and timeless entertainment.”

“As we continue to move through the deSPAC process and Pinstripes prepares to become a publicly traded company, we could not be more pleased to welcome these two leaders to the executive team,” said Jerry Hyman, Chairman of Banyan Acquisition Corp. “We are confident that they will compliment the current management team and make an immediate, positive impact and soon help Pinstripes navigate the public markets.”

Tony Querciagrossa – Chief Financial Officer

Querciagrossa is a seasoned executive with more than 15 years of both public and private equity general management and CFO experience building and leading highly effective global teams across businesses with varying levels of scale and complexity. Most recently, Tony was President of Columbus Industries, Inc., a leading manufacturer of residential filtration and an operating company of Filtration Group Corporation. Prior to Columbus Industries, he was President of Purafil Inc. and before that Group CFO of Filtration Group’s Indoor Air Quality businesses. Previously, he served as VP Finance at Medline Industries, Inc, a large manufacturer and distributor of medical supplies with $20 billion in revenues. Querciagrossa began his career in finance with General Electric and holds a degree in finance from Northern Illinois University.

“I am excited to join Pinstripes at such a pivotal time in the company’s journey,” said Querciagrossa. “Pinstripes is experiencing first-hand the promising growth opportunities in the sector, having clearly separated itself from its peers, and I look forward to helping Dale and the rest of the team continue to lead in this space as we move towards becoming a public company.”

Shannon Keller – Chief Marketing Officer

Keller brings more than two decades of experience spearheading strategic marketing initiatives for leading organizations across a variety of verticals. She offers a depth of knowledge across all areas of marketing including branding, communications, digital, advertising and public relations. From 2015-2022, Keller served as Chief Marketing Officer of True Food Kitchen, an award-winning restaurant brand renowned for pioneering full-service healthy dining. During her tenure, she helped grow the multi-unit restaurant brand from 10 to 40 locations nationwide. Prior to True Food Kitchen, she held senior leadership roles at global marketing firms Weber Shandwick Worldwide and PMK*BNC, where she drove the strategic and creative marketing plans for some of the nation’s top consumer lifestyle brands. Keller earned a degree in communications from Loyola University of Maryland.

“I am delighted to become a part of the Pinstripes family and help amplify the important story that the brand has to share with the industry and consumers looking to connect with friends and family over made-from-scratch meals and exciting entertainment,” added Keller. “Pinstripes is in a category of its own, and I am eager to support the company’s growth strategy as we open additional locations throughout the U.S. and overseas.”

Updated Investor Deck

In connection with the proposed business combination transaction, Pinstripes recently released an updated version of its investor deck. The updated investor deck was filed with the SEC on September 27, 2023, and can be found at https://www.banyanacquisition.com/.

Filing of Registration Statement on Form S-4

Pinstripes also announced that it has recently filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) in connection with the previously announced business combination between Pinstripes and Banyan Acquisition Corporation. (NYSE: BYN) (“Banyan”), a publicly traded special purpose acquisition company.

The Registration Statement, which can be found at link, contains a preliminary proxy statement and prospectus of Banyan and preliminary consent solicitation statement of Pinstripes in connection with the proposed business combination transaction. Although the Registration Statement has not yet become effective and the information contained therein is preliminary and subject to change, it provides important information about Pinstripes, Banyan and the proposed business combination transaction.

The Business Combination

The business combination transaction, currently targeted to close in the fourth quarter of 2023, is subject to the Registration Statement being declared effective by the SEC, approval of the transaction by the stockholders of Banyan and Pinstripes, and other customary closing conditions. Banyan’s shares of Class A common stock and warrants to purchase shares of Class A common stock are currently traded on the New York Stock Exchange under the ticker symbols “BYN” and “BYN.WS”, respectively. Upon completion of the transaction, the combined company will be named Pinstripes Holdings, Inc. and its shares of common stock and warrants to purchase shares of common stock are expected to be listed on the New York Stock Exchange under the ticker symbol “PNST” and “PNST WS”, respectively.

About Pinstripes, Inc.

Born in the Midwest, Pinstripes’ best-in-class venues offer a combination of made-from-scratch dining, bowling and bocce and flexible private event space. From its full-service Italian-American food and beverage menu to its gaming array of bowling and bocce, Pinstripes offers multi-generational activities seven days a week. Its elegant and spacious 25,000 – 38,000 square foot venues can accommodate groups of 20 to 1,500 people for private events, parties, and celebrations. For more information on Pinstripes, led by Founder and CEO Dale Schwartz, please visit www.pinstripes.com.

About Banyan Acquisition Corporation

Banyan Acquisition Corporation (NYSE: BYN) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Company is led by Chairman Jerry Hyman and Chief Executive Officer Keith Jaffee. For more information on Banyan Acquisition Corporation, please visit www.banyanacquisitioncorp.com.

Additional Information and Where to Find It

On September 11, 2023, Banyan filed a preliminary Registration Statement with the SEC, which included a preliminary proxy statement and prospectus of Banyan and preliminary consent solicitation statement of Pinstripes in connection with the proposed business combination transaction and related matters as described in the Registration Statement. After the Registration Statement is declared effective, Banyan will mail a definitive joint proxy statement/consent solicitation statement/prospectus and other relevant documents to its stockholders. Banyan’s stockholders, Pinstripes' stockholders and other interested persons are advised to read the preliminary joint proxy statement/consent solicitation statement/prospectus, any amendments thereto, and, when available, the definitive joint proxy statement/consent solicitation statement/prospectus in connection with Banyan’s solicitation of proxies for its stockholders’ meeting to be held to approve the business combination and related matters, and the solicitation of written consents of Pinstripes’ stockholders to approve the business combination, because the joint proxy statement/consent solicitation statement/prospectus will contain important information about Banyan and Pinstripes and the proposed business combination. This press release is not a substitute for the Registration Statement, the definitive joint proxy statement/consent solicitation statement/prospectus or any other document that Banyan or Pinstripes will send to their stockholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO, AND, WHEN AVAILABLE, THE JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION.

The definitive joint proxy statement/consent solicitation statement/prospectus will be mailed to stockholders of Banyan as of a record date to be established for voting on the proposed business combination and related matters and will be sent to stockholders of Pinstripes. Stockholders may obtain copies of the joint proxy statement/consent solicitation statement/prospectus, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Banyan Acquisition Corporation, 400 Skokie Blvd., Suite 820, Northbrook, IL 60062.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

This press release is not a solicitation of a proxy from any investor or security holder. However, Banyan and Pinstripes and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from Banyan’s stockholders with respect to the proposed business combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Banyan and Pinstripes in the joint proxy statement/consent solicitation statement/prospectus relating to the proposed business combination. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release is for informational purposes only, and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements are often identified by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “forecasted,” “projected,” “potential,” “seem,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or otherwise indicate statements that are not of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: risks related to the uncertainty of the projected financial information with respect to Pinstripes, the risk related to Pinstripes’ current growth strategy, Pinstripes’ ability to successfully open and integrate new locations, the risks related to the capital intensive nature of Pinstripes’ business, the ability of Pinstripes’ to attract new customers and retain existing customers and the impact of the COVID-19 pandemic, including the resulting labor shortage and inflation, on Pinstripes. The forgoing list of factors is not exhaustive and additional factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the business combination; (2) the outcome of any legal proceedings that may be instituted against Banyan, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Banyan or to satisfy (or to be waived) other conditions to closing (including, without limitation, the minimum cash condition); (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of Pinstripes as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that Pinstripes or the combined company may be adversely affected by other economic, business, and/or competitive factors and (11) Pinstripes’ estimates of operating results. The foregoing list of factors is not exhaustive. The reader should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” sections of the joint proxy statement/consent solicitation statement/prospectus relating to the proposed business combination, Banyan’s final prospectus dated January 19, 2022, related to its initial public offering, Banyan’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and other documents filed by Banyan from time to time with the SEC.

The reader is cautioned not to place undue reliance on these forward-looking statements, which only speak as of the date made, are not a guarantee of future performance and are subject to a number of uncertainties, risks, assumptions and other factors, many of which are outside the control of Banyan and Pinstripes. Banyan and Pinstripes expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of Banyan or Pinstripes with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts

Media:

ICR for Pinstripes:

PinstripesPR@icrinc.com

Investor Relations:

ICR for Pinstripes:

PinstripesIR@icrinc.com